United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 11-K
__________________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended: December 31, 2015

Commission File Number 1-7107
 __________________________________

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN

 LOUISIANA-PACIFIC CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	1-7107	93-0609074
(State or other jurisdiction of incorporation or organization)	Commission File Number	(IRS Employer Identification No.)
414 Union Street, Suite 2000, Nashville, TN 37219
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (615) 986-5600
 __________________________________

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2015 AND 2014:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 14

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015:	15

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	16

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Louisiana-Pacific 401(k) and Profit Sharing Plan and the Finance and Audit Committee of Louisiana-Pacific Corporation:
We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ FRAZIER & DEETER, LLC
Nashville, TN
June 28, 2016

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2015	2014

ASSETS:
Cash	$—	$2,100

Investments — at fair value:
Mutual Funds	246,493,804	239,763,694
Stable value funds	34,278,558	35,813,367
Collective trust funds	4,360,596	4,373,448
Louisiana-Pacific Corporation common stock	38,819,951	40,627,819
Total investments	323,952,909	320,578,328

Receivables:
Notes receivable from participants	8,063,870	7,220,965
Employer contributions	123,182	184,175
Total receivables	8,187,052	7,405,140

Total assets	332,139,961	327,985,568

LIABILITIES:
Accrued administrative expenses	35,576	48,071

Total liabilities	35,576	48,071

Net assets available for benefits at fair value before adjustment to contract value	332,104,385	327,937,497

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(27,230)	(519,178)

NET ASSETS AVAILABLE FOR BENEFITS	$332,077,155	$327,418,319

See notes to financial statements.

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For Years Ended December 31,
	2015	2014

ADDITIONS:
Contributions:
Employer contributions	$8,018,492	$2,720,103
Participant contributions	14,177,125	7,513,008
Plan merge conversion-in	—	121,205,869
Plan merge notes receivable conversion-in	—	5,474,738
Total contributions	22,195,617	136,913,718

Investment income (loss):
Dividend and interest income	14,405,216	8,202,168
Net (depreciation) appreciation in fair value of investments
(including realized gains and losses)	(7,534,436)	7,117,149
Other Income	144,301	—
Net investment income	7,015,081	15,319,317

Interest income on notes receivable from participants	324,532	98,248

Total additions	29,535,230	152,331,283

DEDUCTIONS:
Administrative expenses	146,876	106,474
Benefits paid to participants	24,729,518	12,855,267
Total deductions	24,876,394	12,961,741

NET INCREASE	4,658,836	139,369,542

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	327,418,319	188,048,777

End of year	$332,077,155	$327,418,319

See notes to financial statements.

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED December 31, 2015 and 2014

1.    DESCRIPTION OF PLAN

The following description of the Louisiana-Pacific 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General - This Plan was initially adopted in 2000, and amended and restated effective January 1, 2009. The Plan is a defined contribution plan covering all U.S. salaried and hourly employees of Louisiana-Pacific Corporation (the “Company” or “LP”), except those members of a collective bargaining unit, certain temporary or leased employees, and nonresident aliens who receive no U.S. source income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the “IRC”) and the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the “Plan Administrator”) comprised of a minimum of three members appointed by LP. Effective December 31, 2014, the hourly plan merged into the salaried plan. The plan was then restated effective January 1, 2015 and renamed the Louisiana-Pacific 401(k) and Profit Sharing Plan.

Contributions - Contributions to the Plan include (i) salary and hourly compensation reduction contributions authorized by participants, (ii) non-discretionary matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) participant rollovers from other qualified plans or conduit Individual Retirement Arrangements. Participant salary reduction contributions are subject to certain IRC limitations.

Participants may elect to contribute a pre-tax and/or Roth percentage of their compensation to the Plan each year, subject to limitations, as defined in the plan document and set by the IRC. Pre-tax contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan or elect a different percentage for their contribution. As of January 1, 2014, automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

As of January 1, 2015, LP matches contributions at 100% of the first 4% and 50% of the next 2% of eligible compensation deferred. In 2014 , LP matched 100% of the first 2% and 50% of the next 3% of eligible compensation deferred. LP can also make a discretionary profit sharing contribution. No discretionary profit sharing contribution was made in 2015 or 2014. Participants may direct the investment of their contributions and the employer contributions into various investment options offered by the Plan. Participants must be employed on the last day of the Plan year to receive profit sharing contributions

Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of the Company's discretionary profit sharing contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Amendments - The First Amendment to the restated Plan Document was effective January 1, 2010 to reinstate the Employer match contribution. The Plan was amended effective January 1, 2011 to allow

Roth after-tax contributions and include an addition of a feature to automatically increase the deferral rate for any participant up to a 5% deferral annually. Effective January 1, 2012 the Plan was amended to allow carry over of the Catch Up Contribution election and to modify the financing period on all loans taken out after January 1, 2012. Effective January 1, 2013 the Plan was amended to increase the company match to 100% of the first 2% and 50% of the next 3% of eligible compensation deferred. Restrictions regarding participant installment distributions were removed to allow distributions to extend beyond a 20 year period. Effective January 1, 2014 the Plan was amended to increase the automatic enrollment and automatic boost to 6%. The vesting on matching contributions was reduced to 2 years of vesting service. The 2014 changes reclassified the plan as a Qualified Automatic Contribution Arrangement (QACA) and ADP/ACP testing is no longer required. Effective January 1, 2015 the hourly and salary plans were merged, the Plan was restated and renamed, and the matching contributions were increased to 100% of the first 4% and 50% of the next 2% of eligible compensation deferred.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 25 mutual funds, LP common stock, 2 collective trust funds and a stable value fund as investment options.

Vesting - Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions to the Plan upon the first of the following events to occur while employed by LP:

•	Completion of three years of service for the profit sharing contributions (five years of service for the profit sharing contributions related to Plan years beginning before January 1, 2008)

•	Completion of two years of service for the matching contributions

•	Death

•	Attainment of age 65 (age 60 for the amounts transferred from the Employee Share ownership trust (ESOT))

Payment of Benefits - Participants become eligible upon the occurrence of any one of the following:

•	Normal retirement of the participant at age 65

•	Death of the participant

•	Termination of employment

On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments. If the participant has an account balance less than $1,000, installment payments or partial distributions are not permitted and distribution to a participant or beneficiary will be made in one lump-sum.

Notes Receivable from Participants - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, for a period of no more than 4 years. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime rate plus 1% at the time funds are borrowed as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions or as a lump-sum for the outstanding loan balance.

Hardship Withdrawals - No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59 1/2, except by reason of financial hardship.

Forfeited Accounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. Plan funds forfeited by participants who terminate employment before they are fully vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed to the Plan. At December 31, 2015 and 2014, forfeited non-vested accounts totaled $69,133 and $66,764. These forfeitures will be used to reduce future employer contributions and/ or pay Plan administrative expenses. During the year ended December 31, 2015 and 2014, employer contributions were reduced by $35,000 and $6,808 from forfeited non-vested accounts, respectively.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment securities, including common stock, mutual funds, collective trust funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual funds held by the Plan at year-end are valued at current quoted market prices. Collective trust funds are stated at fair value based on the net asset value provided by the administrator of the fund. The stable value fund is stated at fair value and then adjusted to contract value as described below.

The stable value fund (the “Fund”) is a collective trust fund sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

In accordance with GAAP, the stable value fund is included at fair value within investments in the statements of net assets available for benefits, and an additional financial statement line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits - Benefit payments are recorded when disbursed.

Administrative Expenses - Certain administrative expenses of the Plan are paid by the Plan as provided in the Plan document while others are paid directly by the Company and are excluded from these financial statements. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.

New Accounting Pronouncements - In May 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement.  Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate fair value using the net asset value practical expedient.  ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented.  Early application is permitted.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pensions Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient(ASU 2015-12).  Part I of ASU 2015-12, eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures.  Contract value is the only required measure for fully-benefit responsive investment contracts.  Part II of ASU 2015-12 eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  It also simplifies the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.  Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  Part III of ASU 2015-12 allows a plan with a fiscal year end that doesn't coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end.  ASU 2015-12 is effective for fiscal years beginning after December 15, 2015 and earlier application is permitted.  Plans can early adopt any of the ASU's three parts without early adopting the other parts.  Parts I and II are to be applied retrospectively.  Part III is to be applied prospectively.  Management has elected not to early adopt Parts I and II. Part III is not applicable to the Plan. It is anticipated that the adoption of Parts I and II of ASU 2015-12 will not have a material impact on the Plan's financial statements.

Transfers - The Company also sponsored a 401(k) plan for hourly employees in 2014. If employees changed their hourly or salary status at any point, their account balances could be transferred into the corresponding plan. For the year ended December 31, 2014, Plan transfers into the salaried plan from the hourly plan related to these status changes were $734,022. For the year ended December 31, 2014 , there were no Plan transfers out of the salaried plan to the hourly plan. These Plan transfers are included in Participant contributions in the Statements of Changes in Net Assets Available for Benefits. There were no transfers in 2015 as the plans were merged effective January 1, 2015.

3.    FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014. The Plan's investments are held by the trustee and are recorded at fair value. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals.

Shares of mutual funds and LP Common Stock are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The stable value fund is a common collective trust fund, with underlying investments in guaranteed investment contracts (GICs) and synthetic GICs, valued at fair value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the Stable Value Fund is determined using the net asset value provided by the administrator of the fund. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The collective trust funds are valued at the net asset value of units of a bank collective trust. The fair value of the funds are determined using the net asset value provided by the administrator of the funds. Trust units may be redeemed on a daily basis to meet benefit payments and other participant initiated withdrawals permitted by the Plan. A 5-day advance notice to the fund administrator is required if the Plan decides to withdraw the funds as investment options in the Plan.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock — industrial materials	$38,819,951	$—	$—	$38,819,951

Mutual funds:
Domestic stock funds	101,910,126	—	—	101,910,126
Balanced funds	139,197,092	—	—	139,197,092
International stock funds	3,979,013	—	—	3,979,013
Fixed income funds	1,407,573	—	—	1,407,573

Total mutual funds	246,493,804	—	—	246,493,804

Collective trust funds:
Diversified real asset	—	331,125	—	331,125
International equities	—	4,029,471	—	4,029,471

Total collective trust funds	—	4,360,596	—	4,360,596

Stable value fund	—	34,278,558	—	34,278,558

Total	$285,313,755	$38,639,154	$—	$323,952,909

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Common stock — industrial materials	$40,627,819	$—	$—	$40,627,819

Mutual funds:
Domestic stock funds	101,875,866	—	—	101,875,866
Balanced funds	132,208,455	—	—	132,208,455
International stock fund	4,233,944	—	—	4,233,944
Fixed income funds	1,445,429	—	—	1,445,429

Total mutual funds	239,763,694	—	—	239,763,694

Collective trust funds:
Diversified real asset	—	383,978	—	383,978
International equities	—	3,989,470	—	3,989,470

Total collective trust funds	—	4,373,448	—	4,373,448

Stable value fund	—	35,813,367	—	35,813,367

Total	$280,391,513	$40,186,815	$—	$320,578,328

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2015 and 2014, there were no transfers between levels.

The following tables summarize investments measured at fair value based on the net asset value per share as of December 31, 2015 and 2014.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Other Redemption Restrictions	Redemption Notice Period
Stable value fund	$34,278,558	None	Daily	None	None

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Other Redemption Restrictions	Redemption Notice Period
Stable value fund	$35,813,367	None	Daily	None	None

4.    PLAN TERMINATION

Although it has not expressed any intention to do so, LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

5.    ADMINISTRATION OF PLAN ASSETS

As of December 31, 2015 and 2014, the assets of the Plan are managed by the T. Rowe Price Trust Company (T. Rowe Price) who invests cash received, dividends and interest income, and makes distributions to participants. T. Rowe Price also administers the receipt of principal and interest on the loans outstanding.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

6.    INVESTMENTS

Assets held by the Plan that represented 5% or more of the Plan's net assets available for benefits at December 31, 2015 and 2014, are as follows:

	2015	2014

Louisiana-Pacific Corporation common stock*	$38,819,951	$40,627,819
T. Rowe Price Stable Value Fund*	34,278,558	35,813,367
Vanguard Institutional Index**	**	16,924,239
T. Rowe Price Balanced Fund*	20,168,725	21,100,817
T. Rowe Price Growth Stock Fund*	32,048,608	30,016,580
T. Rowe Price Retirement 2020 Fund*	33,211,126	30,923,863
T. Rowe Price Retirement 2030 Fund*	34,406,860	32,419,967
T. Rowe Price Retirement 2040 Fund*	21,574,920	20,550,878
* Represents a party-in-interest
** Investment did not represent 5% or more of the Plan's net assets at December 31, 2015

During the year ended December 31, 2015 and 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2015	2014

Investments — at fair value:
Mutual funds:
Domestic stock funds	$(3,140,682)	$1,119,405
Balanced funds	(7,248,438)	729,180
International stock fund	(301,638)	(233,222)
Fixed income funds	(38,664)	211,712
Louisiana-Pacific Corporation common stock	3,236,069	5,438,404
Collective trust fund:
Diversified real asset	(54,181)	1,052
International equities	13,098	(149,382)

Net appreciation (depreciation) in fair value of investments	$(7,534,436)	$7,117,149

7.     STABLE VALUE FUND

The stable value fund (the “Fund”) is a collective trust fund sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.
Restrictions on the Plan - The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The following events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrapper issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrapper contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrapper issuer's ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of LP common stock and registered investment funds managed by T. Rowe Price, an affiliate of T. Rowe Price Associates, Inc (TRP Associates). LP is the Plan sponsor and TRP Associates is the trustee and recordkeeper, as defined by the Plan. Therefore these transactions qualify as exempt party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held 2,155,466 and 2,453,371 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $20,042,193 and $22,494,990, respectively. During the years ended December 31, 2015 and 2014, there was no dividend income from common stock of the Company to be recorded.

9.     FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed LP by a letter dated May 22, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

10.     ERISA ACCOUNT

An ERISA budget account has been set up to hold excess revenue-sharing payments collected by T. Rowe Price. Other income represents this surplus service provider revenue that has placed into this ERISA budget account. This account is funded through a portion of the "revenue sharing" fees that T. Rowe Price receives fromt he mutual funds offered under the plan. These payments can neither be used for plan expenses or be allocated back to the plan participants.

11.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the net assets available for benefits per the Form 5500 as of December 31, 2015 and 2014 is as follows:

	2015	2014

Net assets available for benefits per the financial statements	$332,077,155	$327,418,319
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	27,230	519,178

Benefits payable	—	(19,800)

Net assets available for benefits per the Form 5500	$332,104,385	$327,917,697

The following is a reconciliation of net investment income (loss) (includes dividend income, interest income, unrealized gains and losses, and realized gains and losses) per the financial statements to form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014

Net investment income per financial statements	$7,015,081	$15,319,317

Interest income on participants loan	324,532	98,248

Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(491,948)	(197,959)

Net investment income per Form 5500	$6,847,665	$15,219,606

12.    SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 28, 2016, the date the financial statements were issued. All subsequent events, if any, requiring recognition as of December 31, 2015, have been incorporated into these financial statements.

SUPPLEMENTAL SCHEDULE

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
EMPLOYER IDENTIFICATION NUMBER: 93-0609074 PLAN NUMBER: 040
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

		(c) Description		(e) Current
(a)	(b) Identity of Issue	of Investment	(d) Cost **	Value

	U.S Treasury Money Fund	Mutual Funds - Domestic Stocks		$80,590
	DFA U.S. Small Cap Institutional Fund	Mutual Funds - Domestic Stocks		9,531,668
*	T. Rowe Price Equity Income Fund	Mutual Funds - Domestic Stocks		5,670,184
*	T. Rowe Price Growth Stock Fund	Mutual Funds - Domestic Stocks		32,048,608
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Funds - Domestic Stocks		15,307,118
*	T. Rowe Price Mid-Cap Value Fund	Mutual Funds - Domestic Stocks		10,197,720
	Vanguard Institutional Index	Mutual Funds - Domestic Stocks		15,254,613
	Vanguard Total Bond Index Adm	Mutual Funds - Domestic Stocks		653,388
	Met West Total Return Bond I	Mutual Funds - Domestic Stocks		13,166,236
	Vanguard Ttl International Stock Index Adm	Mutual Funds - International Stocks		3,979,013
*	T. Rowe Price Balanced Fund	Mutual Funds - Balanced		20,168,725
*	T. Rowe Price Retirement 2005 Fund	Mutual Funds - Balanced		483,966
*	T. Rowe Price Retirement 2010 Fund	Mutual Funds - Balanced		4,170,065
*	T. Rowe Price Retirement 2015 Fund	Mutual Funds - Balanced		1,956,359
*	T. Rowe Price Retirement 2020 Fund	Mutual Funds - Balanced		33,211,126
*	T. Rowe Price Retirement 2025 Fund	Mutual Funds - Balanced		8,334,943
*	T. Rowe Price Retirement 2030 Fund	Mutual Funds - Balanced		34,406,860
*	T. Rowe Price Retirement 2035 Fund	Mutual Funds - Balanced		5,488,923
*	T. Rowe Price Retirement 2040 Fund	Mutual Funds - Balanced		21,574,920
*	T. Rowe Price Retirement 2045 Fund	Mutual Funds - Balanced		3,521,238
*	T. Rowe Price Retirement 2050 Fund	Mutual Funds - Balanced		2,574,430
*	T. Rowe Price Retirement 2055 Fund	Mutual Funds - Balanced		2,672,161
*	T. Rowe Price Retirement 2060 Fund	Mutual Funds - Balanced		120,398
*	T. Rowe Price Retirement Income Fund	Mutual Funds - Balanced		512,979
	PIMCO Total Return Fund Institutional Class	Mutual Funds - Fixed Income		—
	Vanguard Inflation-Protected Bond	Mutual Funds - Fixed Income		1,407,572
*	T. Rowe Price Stable Value Fund	Stable Value		34,278,558
*	Louisiana-Pacific Corporation	Common stock		38,819,951
	MFS International Growth Fund	Collective Trust		4,029,470
	PIMCO Diversified Real Asset	Collective Trust		331,127
*	Participant loans	Notes receivable from participants (interest rates between 4.25% and 9.25% maturing between 2013 and 2020)		8,063,870
				$332,016,779

*Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN

By:	/s/ Rebecca A Barckley
Rebecca A Barckley
Administrative Committee Member

Date: June 28, 2016